Exhibit 4.2

Use of Capital Agreement

(Unofficial English Translation Solely for Convenience)

Capital Lender: Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”)

Capital Borrower: Fuwei Films (Shandong) Co., Ltd. (the “Fuwei Shandong”)

Shandong SNTON and Fuwei Shandong have agreed on terms and conditions as set forth below:

1.	Shandong SNTON shall provide Fuwei Shandong with RMB105,000,000 solely for the purpose of paying off certain short-term loans due to Bank of Communications Co., Ltd.

2.	Fuwei Shandong shall pay Shandong SNTON interest for the said amount starting from the date of obtaining the capital. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year.

3.	Fuwei Shandong has agreed to repay the said amount of RMB105,000,000 upon obtaining a loan from Bank of Communications Co., Ltd. or through other financing means.

4.	This agreement is in duplicates and each party holds one copy.

Shandong SNTON Optical Materials Technology Co., Ltd. (chop)

Fuwei Films (Shandong) Co., Ltd. (chop)

Date: April 2, 2014.